H. Lundbeck A/S
9 Ottiliavej DK-2500 Valby
Copenhagen Denmark
Tel +45 36433041
Fax +45 36438262
E-mail tzol@lundbeck.com
www.lundbeck.com

Lundbeck

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
NOV 29 2004
WASH. D.C. 202 SECTION

Date 24 November 2004

Our ref TZOL

Your ref

04046424

SUPPL

Dear Sirs

Documents on H. Lundbeck A/S Reg.No. 82-4973

We are pleased to enclose our Press Release 139-141, released from 28 October – 18 November, 2004 in both Danish and English, as required under *Filing Requirements Under Rule 12g3-2(b.*

Yours sincerely

Steen Juul Jensen
Vice President
Corporate Finance, Head of Corporate Reporting

PROCESSED
DEC 03 2004
THOMSON FINANCIAL

dlw 12/2

A4-30

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 139

28 October 2004

Generic citalopram obtains US approval

H. Lundbeck A/S and Forest Laboratories, Inc., Lundbeck's business partner in the USA, have been informed that generic Celexa® (citalopram) has been approved for marketing in the USA.

As previously announced, Lundbeck and Forest Laboratories had expected generic citalopram to be launched at the beginning of 2005. Despite the earlier-than-anticipated launch, Lundbeck maintains its forecast for profit from operations at approximately DKK 2.5 billion for 2004, including the gaboxadol payment.

Investor contact
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79

Media contact
- Helle Hedegaard Juhl, Media Relations Officer, tel 36 43 41 68

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,100.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 139

28. oktober 2004

Generisk citalopram godkendt i USA

H. Lundbeck A/S og Lundbecks samarbejdspartner i USA, Forest Laboratories, Inc. har fået underretning om, at generisk Celexa® (citalopram) er blevet godkendt til markedsføring i USA.

Som tidligere kommunikeret forventede Lundbeck og Forest Laboratories at lanceringen af generisk citalopram ville ske i begyndelsen af 2005. Til trods for den tidligere end ventede lancering, fastholder Lundbeck sine forventninger til resultat af primær drift for 2004, der forventes at blive ca. DKK 2,5 mia. inklusive betalingen for gaboxadol.

Henvendelser fra investorer:
- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

Henvendelser fra pressen:
- Helle Hedegaard Juhl, Media Relations Officer, på telefon 36 43 41 68

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.100.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 140

9 November 2004

Interim report for the nine months ended 30 September 2004

Today the Supervisory Board of H. Lundbeck A/S approved the company's interim report for the nine months ended 30 September 2004.

- Cipralex®/Lexapro® revenue is now higher than citalopram revenue.
- New products launched within the past three years now represent 49% of Lundbeck's total revenue (excluding the gaboxadol payment), an increase from 26% in the year-earlier period.
- Profit from operations for 2004 is forecast at approximately DKK 2.5 billion.
- The free cash flow amounted to DKK 1,794 million. Adjusted for the Synaptic acquisition, this represents a 53% increase over the year-earlier period.
- The free cash flow is upgraded and is now expected exceed DKK 2.0 billion in 2004.
- Lundbeck plans to launch another share buy-back programme in 2004. This share buy-back programme of up to DKK 500 million is scheduled to be completed by 1 April 2005.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Highlights of the interim report

	DKKm	Growth in DKK	Growth in local currencies
Revenue	7,628		
- Cipralex®	1,214		
- Lexapro®	1,803		
- Ebixa®	496		
- Citalopram outside the USA	2,111		
- Citalopram in the USA	875		
- Other products	1,129		
Profit from operations	2,341		
Net financials	21		
Net profit for the period	1,566		
Cash flows from operating and investing activities (free cash flow)	1,794		
Earnings per share (EPS)***	6.81		

*) Exclusive of the initial payment for gaboxadol, revenue fell by 3% in Danish kroner, while it rose by 6% in local currencies
**) Adjusted for the Synaptic acquisition, the free cash flow grew by 53%.
***) Lundbeck will be changing the calculation principle for EPS, meaning that treasury shares will no longer be included in the calculation. The number of shares used in the EPS calculation was 229,916,331 as of 30 September 2004.

Outlook for 2004

Profit from operations is forecast at approximately DKK 2.5 billion, including the initial payment of USD 70 million from Merck & Co., Inc for the development and commercialisation of gaboxadol in the USA.

The free cash flow is upgraded and is now expected to exceed DKK 2.0 billion in 2004.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Report

The Lundbeck management report the financial performance for the first nine months of 2004 which underlines the continuing growth in sales of the company's new products and the retained focus on cost savings and efficiency enhancement.

For the first time since the launch of the company's new generation antidepressants Cipralex®/Lexapro®, the majority of the company's antidepressant revenue derives from these two drugs.

Cipralex®/Lexapro® revenue is now greater than citalopram revenue


DKKm
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Cipralex®/Lexapro®
Citalopram

In addition to Cipralex®/Lexapro®, the company's portfolio of new drugs includes Ebixa® for the treatment of Alzheimer's disease. Ebixa® revenue continues to grow, and the combined sales of our new drugs, Ebixa® and Cipralex®/Lexapro® accounted for 49% of the company's total revenue (excluding the initial payment from Merck & Co.) in the period compared with 26% in the year-earlier period.

Cipralex®/Lexapro®

Cipralex®/Lexapro® has a very attractive product profile, offering a number of benefits in the treatment of both depression and anxiety. In most European countries, Cipralex® has been approved for the treatment of depression, panic disorders and social anxiety disorder, and Lundbeck expects to submit an application for approval of Cipralex® for the treatment of generalised anxiety disorder towards the end of 2004. In the USA, Lexapro® has been approved for the treatment of depression and generalised anxiety disorder.

Cipralex® still remains to be approved in Canada, and the price remains to be fixed in France. As announced in connection with earlier delays, the delay in Canada is caused by lengthy regulatory processing of our application, while the situation in France is due to prolonged price negotiations. The company expects Cipralex® to be approved in Canada and that a satisfactory and fair price will be achieved in France, but this is not likely to occur before the end of the year. From the time when the company is notified about the approval of the application and the price in Canada and France, respectively, in 2005, it will take a few months before marketing activities can commence.

Cipralex® revenue amounted to DKK 1,214 million in the first nine months of 2004, which is an increase of 224% over the year-earlier period. At DKK 464 million, Cipralex® revenue was particularly high in Q3. Due to quarter-on-quarter changes in distributor purchases, the company only expects a small increase in Cipralex® revenue in the fourth quarter of 2004.

In the USA, Lexapro® is currently the second-most prescribed antidepressant, and supported by the growing market share during 2004, Lexapro® revenue went up 28%.

Ebixa®

Ebixa® (memantine) is the first and only drug approved for the treatment of late-stage Alzheimer's disease. Ebixa® has excellent tolerability and its mode of action is different from that of other products in the market. In addition to being approved for the treatment of late-stage Alzheimer's disease, Ebixa® has shown a positive effect in treating mild to moderate Alzheimer's disease.

The launch of Ebixa® progressed well during the first nine months of the year, resulting in a growing market share. In Europe as a whole, the compound memantine has gained a position as the third-most prescribed drug for the treatment of Alzheimer's disease.

Citalopram

Outside the USA, generic citalopram is currently available in almost every market around the world. In many of these markets, Lundbeck has been facing competition from generic drugs for a long time and has already lost large citalopram market shares.

After the end of the reporting period, Lundbeck announced that generic citalopram has been approved for marketing in the USA. Since the end of 2003, Lundbeck and Forest Laboratories, Inc. our partner in the USA,

have reduced Celexa® inventories, and Lundbeck reported declining revenue of citalopram in the US in 2004. This has significantly reduced Lundbeck's quarter-on-quarter sensitivity to the launch of generic citalopram in the USA in 2004.

At 30 September 2004, prepayments from Forest amounted to approximately DKK 1.2 billion of Lundbeck's total assets, down from DKK 1.7 billion at the end of 2003. Citalopram accounts for less than 15% of these payments, with Lexapro® making up the rest.

Relative to the year-earlier period, revenue from citalopram in the USA fell by 35% in the first nine months of the year to stand at DKK 875 million. Because of the method applied by Lundbeck in recognising revenue from the USA, there may be variations in quarter-on-quarter citalopram revenue during the course of the year. Although there was a fall in sales of citalopram volumes in the USA in Q3 relative to Q2, Lundbeck generated higher revenue owing to higher prices realised in the US market in the third quarter. In Q3, Lundbeck also supplied generic citalopram to Forest Laboratories that markets generic citalopram under a different brand in the USA.

Expenses

Our focus on cost savings and enhancement of work processes resulted in a lower cost level during the first nine months of 2004. Total costs were thus down 5% relative to the year-earlier period.

Research and development costs amounted to approximately 18% of revenue excluding the initial payment for gaboxadol. Research and development costs are expected to rise in Q4 2004.

Pipeline update

During Q4, we expect the Committee for Medicinal Products for Human Use (CHMP, an EMEA committee) to recommend the approval of Azilect® (rasagiline), Lundbeck's first drug for the treatment of Parkinson's disease. After receiving CHMP approval, Azilect® must be given the final approval of the European Commission before we can commence price and subsidy negotiations with the various national authorities. As Commission approval is unlikely to be obtained until at the beginning of 2005 at the earliest, Lundbeck expects to start marketing Azilect® during the first half of 2005.

Lundbeck, Solvay Pharmaceuticals, B.V. and Wyeth Pharmaceuticals are currently conducting large phase III clinical studies with the drug bifeprunox for the treatment of schizophrenia. These studies will be completed during 2005, and Lundbeck currently expects to file an

H. Lundbeck A/S

Ottiliavej 9 DK-2500 Valby København
Tel +45 36 30 13 11 Fax +45 36 43 82 62
E-mail investor@lundbeck.com www.lundbeck.com

application for registration in 2006 and to commence marketing of the drug in 2007.

Drugs in clinical development

Compound	Activity	Indication	Dev. stage	2004	2005	2006	2006+
Rasagiline	MAO-B	Parkinson's	NDA		Launch		
Escitalopram	SSRI	Generalised anxiety disorder	III	NDA	Launch		
Memantine	NMDA antagonist	Mild to moderate Alzheimer's	NDA		Launch		
Sertindole	D_2-$5HT_2$	Schizophrenia	PMS		Launch		
Bifeprunox	Dopamine/ serotonin	Schizophrenia	III			NDA	Launch
Gaboxadol	$GABA_A$ agonist	Sleep disorder	III				NDA
CEP 1347	Kinase inhibitor	Parkinson's +	II&III				NDA
Lu AA21004	Serotonin enhancer	Depression	I				--
Lu 31-130	Monoaminergic	Psychosis	I				--

Share buy-back

Earlier this year, Lundbeck initiated and completed a DKK 400 million share buy-back programme. Today, the company will announce the commencement of a new share buy-back programme for up to DKK 500 million in accordance with the authority granted by the shareholders in general meeting from time to time of up to 10% of the share capital. The shares will be acquired in the open market via a designated bank with a view to cancellation in connection with the company's annual general meeting due to be held in 2005. The Lundbeck Foundation will through its wholly owned subsidiary LFI A/S participate in the buy-back on a pro rata basis in order to retain an unchanged ownership interest. The pro rata participation of the Lundbeck Foundation ensures the retention of a free flow of shares of approximately 27%. The company will complete this programme by 1 April 2005. A tax clearance from the Danish tax authorities has been applied for in relation to the share buy-back programme.

Events occurring after 30 September 2004

On **28 October**, Lundbeck and Forest Laboratories, Inc., Lundbeck's business partner in the USA, announced that generic Celexa® (citalopram) had been approved for marketing in the USA.

As previously announced, Lundbeck and Forest Laboratories had expected generic citalopram to be launched at the beginning of 2005. Despite the earlier-than-anticipated launch, Lundbeck maintained its forecast for profit from operations for 2004.

On **21 October**, it was announced that Lundbeck had filed an application for approval of Ebixa® for the treatment of mild to moderate Alzheimer's disease.

The application is based on two clinical studies supporting Ebixa's efficacy, safety and tolerability as monotherapy in the treatment of patients with mild to moderate Alzheimer's disease. The two phase III studies were conducted in the US and Europe, respectively, and included a total of 873 patients with mild to moderate Alzheimer's disease.

Currently, the treatment of mild to moderate Alzheimer's disease is limited to the class of drugs known as acetylcholinesterase inhibitors (AChEIs). An indication extension for Ebixa® would provide physicians with an effective drug for the treatment of patients in all stages of Alzheimer's disease.

On **11 October**, Lundbeck presented new data at the European College of Neuropsychopharmacology conference (ECNP) in Stockholm, which showed that Cipralex® (escitalopram) is effective and has a favourable tolerability profile compared to placebo and is significantly more effective than Paxil® (paroxetine) in the treatment of generalised anxiety disorder (GAD). The proportion of patients reaching remission at the end of the study was also significantly higher for the Cipralex® (10mg) group than either placebo or Paxil®.

Financial review

Accounting policies

General:
Lundbeck presents its annual reports in accordance with the provisions of the Danish Financial Statements Act on reporting class D enterprises, International Financial Reporting Standards (IFRS), Danish accounting standards as well as the requirements otherwise imposed by the Copenhagen Stock Exchange on the presentation of financial statements for listed companies.

The financial statements are presented in accordance with the IFRS standards and interpretations applicable to the financial year 2004.

The interim report includes only Group figures.

Segment information:
The company is only engaged in the business segment drugs for the treatment of illnesses of the central nervous system. Therefore, no segment information is provided in the interim report.

Revenue

Measured in local currencies, Lundbeck's revenue rose 12% relative to the year-earlier period. Measured in Danish kroner, revenue rose 2% relative to the year-earlier period to DKK 7,628 million.

Revenue for the first nine months of 2004 includes an initial payment of USD 70 million from Merck & Co., Inc for the development and commercialisation of gaboxadol in the USA. Net of this payment, revenue rose 6% measured in local currencies and fell by 3% measured in Danish kroner.

Revenue from Cipralex® amounted to DKK 1,214 million in first nine months of 2004, up 224% from DKK 375 million in the year-earlier period.

Revenue from citalopram outside the USA declined 38% to DKK 2,111 million from DKK 3,414 million in the year-earlier period.

Ebixa® revenue amounted to DKK 496 million in the first nine months of 2004, representing a 202% increase from DKK 164 million in the year-earlier period.

Lundbeck's income from sales of Lexapro® in the USA was DKK 1,803 million compared with DKK 1,407 million in the same period of last year, an increase of 28%.

Lundbeck's income from sales of citalopram in the USA was DKK 875 million compared with DKK 1,353 million in the same period of last year, corresponding to a 35% decline.

According to Lundbeck's accounting policies, sales of both citalopram and escitalopram to Forest are recognised at the guaranteed minimum price at the time of delivery. At the end of each quarter, the invoiced amount is adjusted according to the actual size of the elements included in the contractually agreed royalty calculation. The difference between the invoiced price and the minimum price of Forest's inventories is recorded in the balance sheet as prepayments. This accounting policy does not affect Lundbeck's cash flows. The difference between the minimum price already recognised as income and the final calculated settling price is recognised as income when Forest has sold the volume in question in the USA. At the same time, the prepayment item in the balance sheet is reduced correspondingly.

The difference between the invoiced price and the minimum price of Forest's inventories was DKK 1,179 million at 30 September 2004 compared with DKK 1,604 million at the end of September 2003 and DKK 1,748 million at year-end 2003.

Revenue from other antidepressants and antipsychotics totalled DKK 527 million in the nine-month period compared with DKK 541 million in the year-earlier period.

Lundbeck's other revenue in the first nine months was DKK 602 million, including the USD 70 million income from Merck & Co., Inc. Other revenue amounted to DKK 202 million in the year-earlier period.

As a result of Lundbeck's currency hedging policy, foreign exchange losses and gains on hedging transactions are allocated directly to the hedged transaction. The hedging of the company's foreign exchange income means that this income is included in the financial statements at the forward rates. The effect on the profit is DKK 202 million (DKK 258 million at 30 September 2003) compared to a situation where the income is included at the current rates of exchange during the period. Of the total effect, DKK 203 million, compared to DKK 265 million in the year-earlier period, stems from the hedging of USD. This amount has been added to income from sales of citalopram and Lexapro® in the USA.

At 30 September 2004, forward exchange and option contracts had been entered into to hedge foreign currency cash flows, primarily in EUR and USD, equivalent to a value of approx. DKK 3.5 billion. Of this amount, DKK 2.9 billion is accounted for as hedging contracts and DKK 0.6 billion as trading contracts. The average forward rates at 30 September 2004

were EUR 745.42 and USD 617.62. Deferred recognition of net currency gains amounted to DKK 48 million at 30 September 2004 against DKK 154 million at 30 September 2003 and DKK 200 million at 31 December 2003.

The average forward rate for the first nine months of 2005 will be approximately 615 for USD, using the existing hedging contracts. The corresponding forward rate for the first nine months of 2004 was approximately 687.

Expenses

Lundbeck's total expenses, exclusive of net financials and tax, were DKK 5,287 million in the first nine months, down 5% relative to the year-earlier period.

At DKK 1,287 million, production costs in the first nine months of 2004 were 2% lower than in the year-earlier period. Third-quarter cost of sales were affected by greater consumption of expensive raw materials purchased from external production partners and, on a smaller scale, destruction.

Distribution costs were DKK 1,786 million, a 3% drop compared with the year-earlier period. The decrease was primarily the result of the restructuring and efficiency enhancement initiatives in our sales organisation. 2004 has seen a continuing high level of activity in the international sales and marketing organisation related to the launch of Cipralex® and Ebixa®.

Administrative expenses fell by 5% to DKK 958 million, primarily owing to improved efficiency in administrative functions both in our sales subsidiaries and at the Valby head offices.

Research and development costs amounted to DKK 1,270 million, down 10% from DKK 1,413 million in the first nine months of last year. Activities in 2004 have centred primarily on the implementation of phase III studies concerning bifeprunox for the treatment of schizophrenia and gaboxadol for sleep disorders as well as the phase II study concerning CEP-1347 for the treatment of Parkinson's disease. Furthermore, the period saw substantial costs associated with Lundbeck's ongoing efforts to further develop Cipralex® for the treatment of new indications. In the first nine months of the year, research and development costs amounted to 17% of revenue, as compared with 19% in the year-earlier period. Adjusted for the USD 70 million income from Merck, research and development costs represented 18% of revenue in the period.

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Depreciation and amortisation charges, which are included in the individual expense categories, totalled DKK 431 million, down from DKK 403 million in the same period of last year.

Net financials

In the first nine months of 2004, the Group's net financial income totalled DKK 21 million compared with a net expense of DKK 62 million in the same period of last year.

Unrealised losses concerning other investments exclusive of exchange differences amounted to DKK 7 million against an unrealised loss of DKK 76 million in the same period last year.

Net interest income was DKK 30 million in the period, compared with DKK 9 million in the same period of last year.

The net currency expense relating to financial items amounted to DKK 2 million against a DKK 5 million income in the same period of last year.

Income and expenses relating to trading, i.e. instruments that do not meet the criteria for hedging, are recognised directly under financial items at market value. In the first nine months of 2004, the amount was an expense of DKK 13 million compared with an income of DKK 94 million in the same period last year.

Translation of foreign exchange items represented an income of DKK 11 million during the period, compared with an expense of DKK 89 million in the same period of last year.

Income tax

The income tax expense amounted to DKK 806 million in the nine-month period, compared with DKK 579 million in the year-earlier period.

The effective tax rate was 34% as compared with 32% in the year-earlier period.

Net profit for the period

Profit from operations was DKK 2,341 million, a 25% increase over the year-earlier period. Excluding the USD 70 million payment from Merck, profit from operations rose 2% relative to the year-earlier period.

Profit before tax in the first nine months of 2004 amounted to DKK 2,363 million against DKK 1,810 million in the year-earlier period. Profit after tax

and minority interests was DKK 1,566 million, an increase of 27% over the first nine months of 2003. Adjusted for the USD 70 million income from Merck, profit after tax and minority interests rose 4% relative to the year-earlier period.

Investments

Lundbeck's net investments in the first nine months of 2004 totalled DKK 122 million against DKK 1,124 million in the year-earlier period. The high investment level in 2003 primarily reflects the acquisition of Synaptic Pharmaceutical Corporation, the US-based drug discovery company.

Net property, plant and equipment and intangible asset investments were DKK 118 million. In the year-earlier period, the amount was DKK 672 million, excluding the Synaptic acquisition. Investments for the year primarily took place within production and research and development activities.

Other investments, net, totalled DKK 4 million in the first nine months of 2004, compared with DKK -291 million in the same period of last year, when Lundbeck sold its holding of shares in Cephalon, Inc.

Cash flows

Lundbeck's operating activities generated a cash inflow of DKK 1,916 million in the first nine months compared with an inflow of DKK 1,557 million in the year-earlier period. The increase was attributable to a higher contribution from operations.

Due to a higher cash flow from operations and lower net investments, the free cash flow amounted to DKK 1,794 million, compared with DKK 434 million in the same period of last year, when the Synaptic acquisition had a DKK –743 million impact on the free cash flow.

Financing activities in the first nine months of 2004 generated a net cash outflow of DKK 880 million against an outflow of DKK 2 million in the year-earlier period. The year's cash flows from financing activities were notably affected by the DKK 400 million buy-back of Lundbeck shares and dividend payments of DKK 409 million.

In connection with the announcement of the financial results for 2003, Lundbeck introduced a share buy-back programme up to a maximum of DKK 400 million. The programme has been completed, and Lundbeck bought back 3,086,670 shares at an average price of DKK 129.60 per share.

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck's interest-bearing net cash (the company's holding of cash and cash equivalents less interest-bearing debt) was DKK 1,747 million at 30 September 2004 compared with DKK 790 million at the same time last year. In addition to interest-bearing net cash, Lundbeck has unutilised credit facilities of DKK 2.7 billion, of which DKK 2.3 billion are guaranteed.

Unutilised credit facilities consist of drawing rights on the Group's banks (overdraft facilities) and guaranteed committed loans.

Equity

Equity at 30 September 2004 increased to DKK 7,547 million from DKK 6,734 million at 30 September 2003 and DKK 6,914 million at 31 December 2003.

The changes in equity are shown below:

Changes in equity	DKKm
Equity 1 January 2004	**6,914**
Dividends distributed for 2003	(409)
Additions 2004 - deferred currency loss on hedging contracts	0
Disposals 2004 - realised currency gain on hedged transactions transferred to the income statement and balance sheet	(152)
Payments under share based plans	(29)
Exchange differences, associates	6
Purchase of treasury shares, net	(399)
Tax on equity items relating to the period	50
Net profit for the period	1,566
Equity 30 September 2004	**7,547**

In the first nine months of 2004, return on equity was 21.7% compared with 19.6% in the same period last year.

Incentive plans

In 1999, Lundbeck introduced a share option plan for the company's management and senior employees, an employee share plan for the employees of the Danish companies and a share price based plan for the employees of the foreign companies. In addition, in 2002 Lundbeck set up a new option plan for senior and key employees, an employee share plan for employees of the Danish companies and a share price based plan for the employees of the foreign companies. In 2004, a warrant scheme was granted to the company's Executive Board and a number of key employees of the company and its non-US subsidiaries as well as a new share price based scheme (Stock Appreciation Rights) for key employees

of the Group's US companies. The Supervisory Board is not comprised by the share option plans.

Management share option plan (1999):
The plan expired on 30 September 2004.

Share price based plan for the employees of foreign companies (1999):
As a result of the conditions relating to the plan, the value of the plan, including the associated social security costs, corresponded to 395,237 shares at 30 September 2004.

Share option plan for key employees (2002):
The plan expired on 31 August 2004.

Share price based plan for the employees of foreign companies (2002):
As a result of the conditions relating to the plan, the value of the plan, including the associated social security costs, corresponded to 296,851 shares at 30 September 2004.

Warrant scheme for key employees (2004):
The company has authorisation to grant 2,700,000 options at DKK 5 each. At 30 September 2004, 2,546,070 options had been granted. The plan comprises approx. 1,100 employees in Denmark and abroad.

Share price based plan for the employees of US companies (2004):
As a result of the conditions relating to the plan, the value of the plan, including the associated social security costs, corresponded to 145,150 shares at 30 September 2004.

Securing obligations relating to incentive plans:
The company purchased 2,740,000 treasury shares at a total cost of DKK 137.9 million to secure and implement the incentive plan.
The holding of treasury shares at 30 September 2004 totalled 5,366,351.

Accounting for incentive plans:
The liability relating to the incentive plans amounted to DKK 48 million at 30 September 2004 against DKK 113 million at 30 September 2003. The liability is not accounted for in the balance sheet. Disbursement relating to these plans are taken to equity.

The exercise period for the most recent option plan runs from 9 December 2004 until 30 August 2007. The liability has been calculated as if the options were exercisable at 30 September 2004.
The holding of treasury shares acquired partly to secure and fulfil the incentive plans and partly as part of the share buy-back programme has been deducted from equity. The market value at 30 September 2004 was DKK 584 million against DKK 275 million at 30 September 2003.

Number of employees

At 30 September 2004, Lundbeck had 5,012 full-time employees, which is a decrease of 575 relative to 30 September 2003 and a decrease of 305 compared with 31 December 2003. The declining number of full-time employees reflects the management's focus on enhancing efficiency, especially in the area of production, and the adjustment of the number of employees in the Group's other functions.

Shareholders

LFI A/S, which is wholly owned by the Lundbeck Foundation, is the only shareholder in Lundbeck that has announced that it owns more than 5% of the share capital.

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Announcements in the nine months ended 30 September 2004

No	Date	Subject
139	28 October 2004	Generic citalopram obtains US approval
138	21 October 2004	Ebixa®, Lundbeck files for the mild to moderate indication for Alzheimer's disease
137	11 October 2004	Cipralex® is superior to Paxil® and differs significantly to placebo in treatment of generalised anxiety disorder
136	20 September 2004	Statement of shares in H. Lundbeck A/S held by insiders
135	17 August 2004	Interim report for the six months ended 30 June 20004
134	1 July	Lundbeck's portfolio of treasury shares
133	28 June 2004	Lundbeck and Merck announce extension to Japan of alliance to develop and commercialise gaboxadol
132	28 May 2004	Statement of shares in H. Lundbeck A/S held by insiders
131	10 May 2004	Interim report for the three months ended 31 March 2004
130	28 April 2004	New study highlights positive effect of Ebixa® on brain activity in patients with mild to moderate Alzheimer's disease
129	28 April 2004	Cipralex® set to launch in Spain
128	20 April 2004	Early treatment with rasagiline may slow Parkinson's disease impairment
127	1 April 2004	Solvay Pharmaceuticals and Wyeth sign development and marketing agreement for bifeprunox in the USA
126	30 March 2004	The Annual General Meeting of H. Lundbeck A/S was held on 30 March 2004 at Bella Center

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

125	29 March 2004	Statement of shares in H. Lundbeck A/S held by insiders
124	12 March 2004	Notice convening the Annual General Meeting 2004
123	10 March 2004	Announcement of results for the year ended 31 December 2003
122	10 February 2004	Lundbeck and Merck & Co., Inc. announce alliance to develop and commercialise gaboxadol, a compound for the treatment of sleep disorders, in the United States
121	29 January 2004	Financial calendar 2004
120	7 January 2004	New data on Ebixa® for mild to moderate Alzheimer's disease

H. Lundbeck A/S

Flemming Lindeløv
Chairman of the Supervisory Board

Claus Bræstrup
President and CEO

The forward-looking statements in this announcement reflect management's current expectations for certain future events and financial results. These statements are, of course, subject to uncertainty, and actual results may therefore differ materially from those expressed by the statements. Furthermore, some of these expectations are based on assumptions regarding future events which may prove incorrect.

Investor contact:
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.

Media contact:
Helle Hedegaard Juhl, Media Relations Officer, tel +45 36 43 41 68.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,000.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 1

FINANCIAL HIGHLIGHTS AND RATIOS
Nine months ended 30 September 2004

Group

	2004 9M DKKm	2003 9M DKKm	Change in %	2004 9M EURm *
FINANCIAL HIGHLIGHTS				
Revenue	7,628.1	7,455.6	2	1,025.1
Profit from operations	2,341.1	1,875.0	25	314.6
Net financials	21.4	(62.1)	134	2.9
Profit before tax	2,363.1	1,810.2	31	317.6
Tax	805.8	579.3	39	108.3
Profit for the period after minority interests	1,565.9	1,231.3	27	210.4
Equity	7,547.2	6,733.9	12	1,014.2
Total assets	11,004.2	10,525.3	5	1,478.7
Cash flows from operating and investing activities	1,794.3	433.6	314	241.1
RATIOS **				
Net profit ratio (%)	30.7	25.1	22	30.7
Return on assets (%)	31.2	29.4	6	31.2
R & D costs as a percentage of revenue	16.6	18.9	-12	16.6
Return on equity (%)	21.7	19.6	10	21.7
Solvency ratio (%)	68.6	64.0	7	68.6
SHARE DATA ***				
Earnings per share (EPS)	6.81	5.32	28	0.92
Cash flow per share	8.33	6.73	24	1.12
Net asset value per share	33.05	29.10	14	4.44
Market capitalisation (DKKm)	25,426	27,626	-8	3,417
Price / Earnings	15.97	22.21	-28	15.97
Price / Cash flow	13.05	17.56	-26	13.05
Price / Net asset value	3.29	4.06	-19	3.29

* Income statement items are translated into EUR at the average exchange rates during the period (1 January - 30 September 2004 rate 744.15).
Balance sheet items are translated at the exchange rates at the balance sheet date (30 September 2004 rate 744.16).

** Financial ratios are calculated according to the Danish Society of Investment Professionals' "Recommendations & Ratios 1997" (4th rev. edition).

*** The calculation principle for the key figures comprising the number of shares has been changed so that Lundbeck's own treasury shares are no longer included.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 2

INCOME STATEMENT
for the nine months ended 30 September 2004

Group

	2004 9M DKKm	2003 9M DKKm	Change in %	2003 Full year DKKm
Revenue	7,628.1	7,455.6	2	9,941.0
Cost of sales	1,287.0	1,308.6	-2	1,759.2
Distribution costs	1,786.3	1,840.0	-3	2,485.5
Administrative expenses	957.7	1,010.2	-5	1,616.8
PROFIT BEFORE RESEARCH COSTS	**3,597.1**	**3,296.8**	9	**4,079.5**
Research and development costs	1,270.0	1,412.5	-10	1,932.7
PROFIT BEFORE OTHER OPERATING ITEMS	**2,327.1**	**1,884.3**	24	**2,146.8**
Other operating income/(expenses)	14.0	(9.3)	250	(14.7)
PROFIT FROM OPERATIONS	**2,341.1**	**1,875.0**	25	**2,132.1**
Income from investments in associates	0.6	(2.7)	123	(3.9)
Net financials	21.4	(62.1)	134	(75.5)
PROFIT BEFORE TAX	**2,363.1**	**1,810.2**	31	**2,052.7**
Tax on profit for the period	805.8	579.3	39	678.6
PROFIT FOR THE PERIOD BEFORE MINORITY INTERESTS	**1,557.3**	**1,230.9**	27	**1,374.1**
Minority interests	8.6	0.4	2,059	3.1
NET PROFIT FOR THE PERIOD	**1,565.9**	**1,231.3**	27	**1,377.2**
Earnings per share (EPS) *	6.81	5.32		5.95

* The calculation principle for the key figures comprising the number of shares has been changed so that Lundbeck's own treasury shares are no longer included.

H. Lundbeck A/S

Ottiliavej 9 DK-2500 Valby København
Tel +45 36 30 13 11 Fax +45 36 43 82 62
E-mail investor@lundbeck.com www.lundbeck.com

Appendix 3

BALANCE SHEET
at 30 September 2004

Group

	30.9.2004 DKKm	30.9.2003 DKKm	31.12.2003 DKKm
ASSETS			
Intangible assets	1,722.1	1,611.4	1,890.0
Property, plant and equipment	3,480.1	3,549.1	3,620.7
Investments	278.5	304.8	445.9
Total fixed assets	**5,480.7**	**5,465.3**	**5,956.6**
Inventories	1,232.4	1,228.2	1,334.5
Receivables	2,040.0	2,540.8	2,430.3
Other securities	1,845.6	460.1	810.3
Cash	405.5	830.9	523.6
Total current assets	**5,523.5**	**5,060.0**	**5,098.7**
Total assets	**11,004.2**	**10,525.3**	**11,055.3**
LIABILITIES AND EQUITY			
Share capital	1,168.7	1,168.7	1,168.7
Retained earnings	6,378.5	5,565.2	5,745.7
Equity	**7,547.2**	**6,733.9**	**6,914.4**
Minority interests	**9.9**	**(0.1)**	**7.4**
Provisions	**426.0**	**69.7**	**344.3**
Long-term debt	**392.4**	**388.3**	**380.4**
Bank and mortgage debt	111.5	112.6	165.6
Trade payables	425.7	480.1	671.3
Prepayments	1,178.5	1,603.8	1,747.8
Other payables	913.0	1,137.0	824.1
Short-term debt	**2,628.7**	**3,333.5**	**3,408.8**
Total debt	**3,021.1**	**3,721.8**	**3,789.2**
Total liabilities and equity	**11,004.2**	**10,525.3**	**11,055.3**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 4

CASH FLOW STATEMENT
for the nine months ended 30 September 2004

Group

	2004 9M DKKm	2003 9M DKKm	2003 Full year DKKm
Cash flows from operating activities	1,916.3	1,557.4	1,899.6
Cash flows from investing activities	(122.0)	(1,123.8)	(1,478.5)
Cash flows from operating and investing activities	**1,794.3**	**433.6**	**421.1**
Cash flows from financing activities	(879.5)	(2.3)	55.0
Increase/(decrease) in cash and cash equivalents	**914.8**	**431.3**	**476.1**
Cash and cash equivalents at 1.1	1,333.9	861.4	861.4
Unrealised exchange differences for the period	2.4	(1.7)	(3.6)
Increase/(decrease) for the year	914.8	431.3	476.1
Cash and cash equivalents at 30.9	**2,251.1**	**1,291.0**	**1,333.9**

Interest-bearing net cash is composed as follows:

Cash and securities exclusive of treasury shares	2,251.1	1,291.0	1,333.9
Interest-bearing debt	(503.9)	(500.9)	(546.0)
Interest-bearing net cash at 30.9	**1,747.2**	**790.1**	**787.9**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 5

INCOME STATEMENT
for the nine months ended 30 September 2004

Group

	2004 Q1 DKKm	2004 Q2 DKKm	2004 Q3 DKKm	2004 9M DKKm
Revenue	2,893.4	2,325.1	2,409.6	7,628.1
Cost of sales	423.5	392.1	471.4	1,287.0
Distribution costs	620.2	621.8	544.3	1,786.3
Administrative expenses	336.1	296.2	325.4	957.7
PROFIT BEFORE RESEARCH COSTS	**1,513.6**	**1,015.0**	**1,068.5**	**3,597.1**
Research and development costs	415.4	452.9	401.7	1,270.0
PROFIT BEFORE OTHER OPERATING ITEMS	**1,098.2**	**562.1**	**666.8**	**2,327.1**
Other operating income/(expenses)	(3.5)	15.6	1.9	14.0
PROFIT FROM OPERATIONS	**1,094.7**	**577.7**	**668.7**	**2,341.1**
Income from investments in associates	0.9	2.3	(2.6)	0.6
Net financials	16.3	(8.1)	13.2	21.4
PROFIT BEFORE TAX	**1,111.9**	**571.9**	**679.3**	**2,363.1**
Tax on profit for the period	366.9	188.7	250.2	805.8
PROFIT FOR THE PERIOD BEFORE MINORITY INTERESTS	**745.0**	**383.2**	**429.1**	**1,557.3**
Minority interests	2.2	1.9	4.5	8.6
NET PROFIT FOR THE PERIOD	**747.2**	**385.1**	**433.6**	**1,565.9**
Earnings per share (EPS) *	3.23	1.67	1.89	6.81

* The calculation principle for the key figures comprising the number of shares has been changed so that Lundbeck's own treasury shares are no longer included.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 140

9. november 2004

Delrapport for perioden 1. januar – 30. september 2004

Bestyrelsen for H. Lundbeck A/S har i dag godkendt selskabets delrapport for perioden 1. januar - 30. september 2004.

- Omsætningen af Cipralex®/Lexapro® er nu højere end omsætningen af citalopram.
- Omsætningen af nye produkter introduceret inden for de seneste tre år udgør nu 49% af Lundbecks samlede omsætning (eksklusive gaboxadol betaling), en stigning fra 26% i samme periode sidste år.
- Resultat af primær drift for 2004 forventes at blive ca. DKK 2,5 mia.
- Det frie cash flow udgjorde DKK 1.794 mio. Korrigeret for akkvisitionen af Synaptic svarer det til en stigning på 53% i forhold til samme periode sidste år.
- Det frie cash flow opjusteres og forventes nu at blive mere end DKK 2,0 mia. i 2004.
- Lundbeck igangsætter endnu et aktietilbagekøbsprogram i 2004. Dette aktietilbagekøbsprogram på op til DKK 500 mio. vil blive gennemført inden 1. april 2005.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Delrapporten i hovedtal

	DKK mio.	Vækst i DKK	Vækst i lokalvaluta
Omsætning	7.628		
- Cipralex®	1.214		
- Lexapro®	1.803		
- Ebixa®	496		
- Citalopram uden for USA	2.111		
- Citalopram i USA	875		
- Øvrige produkter	1.129		
Resultat af primær drift	2.341		
Finansielle poster, netto	21		
Periodens resultat	1.566		
Pengestrømme fra drifts- og investeringsaktivitet (frit cash flow)	1.794		
Resultat pr. aktie (EPS)***	6,81		

*) Eksklusive initial betaling for gaboxadol faldt omsætningen i danske kroner med 3%, mens den steg med 6% opgjort i lokalvaluta.
**) Justeret for akkvisitionen af Synaptic steg frit cash flow med 53%.
***) Lundbeck ændrer beregningsprincip for EPS, således at Lundbecks egne aktier ikke længere indgår i beregningen. Antallet af aktier benyttet i EPS beregningen pr. 30. september 2004 er 229.916.331 stk.

Forventninger til 2004

Resultat af primær drift forventes at blive ca. DKK 2,5 mia. inklusive initial betaling på USD 70 mio. fra Merck & Co., Inc. for udvikling og kommercialisering af gaboxadol i USA.

Det frie cash flow opjusteres og forventes nu at blive mere end DKK 2,0 mia. i 2004.

Ledelsens beretning

Lundbecks ledelse aflægger et finansielt resultat for de første 9 måneder af 2004, der understreger den fortsatte vækst af selskabets nye produkter samt den fortsatte fokusering på omkostninger og effektiviseringer.

For første gang siden introduktionen af selskabets nye generation af antidepressiva Cipralex®/Lexapro® kommer størstedelen af omsætningen af selskabets antidepressive lægemidler fra netop Cipralex®/Lexapro®.

Omsætningen af Cipralex®/Lexapro® er nu større end omsætningen af citalopram


DKKm
1.800
1.600
1.400
1.200
1.000
800
600
400
200
0
1. kvt. 2003
2. kvt. 2003
3. kvt. 2003
4. kvt. 2003
1. kvt. 2004
2. kvt. 2004
3. kvt. 2004
Cipralex®/Lexapro®
Citalopram

Udover Cipralex®/Lexapro® indgår tillige Ebixa®, til behandling af Alzheimers sygdom, i selskabets portefølje af nye lægemidler. Omsætningen af Ebixa® fortsætter med at vokse, og tilsammen udgør de nye lægemidler, Ebixa® og Cipralex®/Lexapro®, nu 49% af selskabets totale omsætning (ekskl. initial betaling fra Merck & Co.) i perioden i forhold til 26% i samme periode sidste år.

Cipralex®/Lexapro®

Produktprofilen for Cipralex®/Lexapro® er særdeles god, og lægemidlet tilbyder en række fordele i behandlingen af såvel depression som angst. I dag er Cipralex® i langt de fleste europæiske lande godkendt til behandling af depression, panikangst og socialfobi, og Lundbeck forventer at indsende ansøgning om godkendelse af Cipralex® til behandling af

H. Lundbeck A/S

Ottiliavej 9 DK-2500 Valby København
Tlf +45 36 30 13 11 Fax +45 36 43 82 62
E-mail investor@lundbeck.com www.lundbeck.com

generaliseret angst sidst i 2004. I USA er Lexapro® godkendt til behandling af depression og generaliseret angst.

Cipralex® har endnu ikke opnået godkendelse i Canada eller prisfastsættelse i Frankrig. Som meddelt ved tidligere forsinkelser, skyldes forsinkelsen i Canada langvarig regulatorisk behandling af ansøgningen medens situationen i Frankrig skyldes langvarige prisforhandlinger. Selskabet forventer, at Cipralex® vil blive godkendt i Canada, og at der opnås en tilfredsstillende og fair pris i Frankrig, men det er ikke sandsynligt, at dette sker inden årsskiftet. Fra det tidspunkt selskabet modtager besked om godkendelse af ansøgning og pris i henholdsvis Canada og Frankrig i 2005, vil der gå få måneder før markedsføring kan finde sted.

Omsætningen af Cipralex® udgjorde DKK 1.214 mio. i årets første 9 måneder, hvilket er en stigning på 224% i forhold til samme periode sidste år. Specielt i årets 3. kvartal var omsætningen af Cipralex® stor og udgjorde DKK 464 mio. Kvartalsvise forskydninger i indkøb hos distributørerne, betyder at selskabet kun forventer en svag stigning i omsætningen af Cipralex® i 4. kvartal 2004.

I USA er Lexapro® i dag det næstmest udskrevne antidepressivum og væksten i markedsandelen i løbet af 2004 har medført en stigning i Lundbecks omsætning af Lexapro® på 28%.

Ebixa®

Ebixa® (memantin) er det første og eneste lægemiddel, der er godkendt til behandling af de sene stadier af Alzheimers sygdom. Ebixa® er særdeles veltoleret og har endvidere en virkningsmekanisme, der er anderledes end de andre produkter på markedet. Udover at være godkendt til behandling af de sene stadier af Alzheimers sygdom har Ebixa® vist positiv effekt til behandling af mild til moderat Alzheimers sygdom.

I årets første 9 måneder er introduktionen af Ebixa® forløbet godt, og markedsandelen er steget. På europæisk plan har stoffet memantin en position som det tredje mest udskrevne præparat til behandling af Alzheimers sygdom.

Citalopram

Uden for USA findes der i dag generiske versioner af citalopram på stort set alle markeder verden over. På en stor del af disse markeder har der

været konkurrence fra generiske kopier igennem lang tid, og Lundbeck har på disse markeder allerede tabt store markedsandele af citalopram.

Efter udløbet af regnskabsperioden har Lundbeck offentliggjort, at generiske versioner af citalopram er blevet godkendt til markedsføring på det amerikanske marked. Siden slutningen af 2003 har Lundbeck og Lundbecks partner i USA Forest Laboratories, Inc. nedbragt lagrene af Celexa® samtidig med, at Lundbecks omsætning af citalopram i USA er faldet i 2004. Således er Lundbecks kvartalsvise følsomhed over for introduktionen af generisk citalopram i USA blevet reduceret væsentligt i 2004.

Pr. 30. september 2004 udgjorde Lundbecks forudbetalinger fra Forest i balancen cirka DKK 1,2 mia. sammenlignet med DKK 1,7 mia. ved udgangen af 2003. Heraf udgør citalopram mindre end 15% mens Lexapro® udgør resten.

I forhold til samme periode sidste år faldt omsætningen af citalopram i USA med 35% i årets første 9 måneder til en omsætning på DKK 875 mio. På grund af måden, som Lundbeck indtægtsfører omsætningen fra USA, kan der forekomme variationer i den kvartalsvise udvikling af omsætningen fra citalopram hen over året. Til trods for at den solgte volumen af citalopram i USA i årets 3. kvartal i forhold til 2. kvartal har været faldende, er Lundbecks omsætning på grund af højere realiserede priser på det amerikanske marked højere i 3. kvartal. Endvidere har Lundbeck i 3. kvartal leveret generisk citalopram til Forest Laboratories, som markedsfører en generisk version af citalopram under et andet varemærkenavn i USA.

Omkostninger

Fokuseringen på omkostninger og effektiviseringen af arbejdsgange og procedurer har medført et lavere omkostningsniveau i de første 9 måneder af 2004. Sammenlignet med samme periode sidste år er de totale omkostninger faldet med 5%.

Omkostningerne til selskabets forskning og udvikling ligger på cirka 18% af omsætningen ekskl. initial betalingen for gaboxadol. Det forventes at omkostningerne til forskning og udvikling vil stige i 4. kvartal 2004.

Pipeline opdatering

I løbet af 4. kvartal 2004 forventer selskabet, at Committee for Medicinal Products for Human Use (CHMP, under EMEA) anbefaler en godkendelse af

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbecks første lægemiddel til behandling af Parkinsons sygdom, Azilect® (rasagilin). Efter en anbefaling fra CHMP skal EU kommissionen endelig godkende Azilect®, før pris og tilskudsforhandlinger kan påbegyndes med de respektive nationale myndigheder. Da godkendelsen fra EU kommissionen tidligst vil kunne finde sted i begyndelsen af 2005, forventer Lundbeck at markedsføre Azilect® på de første markeder i løbet af 1. halvår 2005.

Lundbeck gennemfører i øjeblikket sammen med Solvay Pharmaceuticals, B.V. og Wyeth Pharmaceuticals store kliniske fase III undersøgelser med stoffet bifeprunox til behandling af skizofreni. Disse undersøgelser vil blive afsluttet i løbet af 2005, og Lundbeck forventer nu at indsende registreringsansøgning i 2006 og markedsføre stoffet i de første lande i 2007.

Lægemidler i klinisk udvikling

Stof	Virkningsmekanisme	Indikationsområde	Stadie	2004	2005	2006	2006+
Rasagilin	MAO-B-hæmmer	Parkinsons sygdom	NDA		Launch		
Escitalopram	SSRI	Generaliseret angst	III	NDA	Launch		
Memantin	NMDA antagonist	Mild til moderat Alzheimers sygdom	NDA		Launch		
Sertindol	D_2-$5HT_2$	Skizofreni	PMS		Launch		
Bifeprunox	Dopamin/serotonin	Skizofreni	III			NDA	Launch
Gaboxadol	$GABA_A$ agonist	Søvnforstyrrelser	III				NDA
CEP 1347	Kinase hæmmer	Parkinsons sygdom+	II&III				NDA
Lu AA21004	Serotonin fremmende	Depression	I				--
Lu 31-130	Monoaminerg	Psykose	I				--

Aktietilbagekøb

Tidligere på året igangsatte og gennemførte Lundbeck et aktietilbagekøbsprogram på DKK 400 mio. Selskabet offentliggører i dag indførelsen af et nyt aktietilbagekøbsprogram på op til DKK 500 mio. i medfør af den til enhver tid afgivne bemyndigelse fra generalforsamlingen på indtil 10% af aktiekapitalen. Aktierne vil blive købt på det åbne marked via en udpeget bank med henblik på at blive annulleret i forbindelse med

selskabets generalforsamling i 2005. Lundbeckfonden deltager gennem sit 100% ejede datterselskab LFI A/S forholdsmæssigt i tilbagekøbet med henblik på at beholde en uændret ejerandel. Lundbeckfondens forholdsmæssige deltagelse sikrer, at der fastholdes en frit cirkulerende mængde af aktier på ca. 27%. Selskabet vil gennemføre dette program inden 1. april 2005. Der er anmodet om forhåndstilladelse fra de danske skattemyndigheder vedrørende aktietilbagekøbsprogrammet.

Begivenheder efter periodens afslutning

Den **28. oktober** offentliggjorde Lundbeck og Lundbecks samarbejdspartner i USA, Forest Laboratories, Inc., at generisk Celexa® (citalopram) var blevet godkendt til markedsføring i USA.

Som tidligere kommunikeret forventede Lundbeck og Forest Laboratories, at lanceringen af generisk citalopram ville ske i begyndelsen af 2005. Til trods for den tidligere end ventede lancering fastholdte Lundbeck sine forventninger til resultat af primær drift for 2004.

Den **21. oktober** blev det offentliggjort, at Lundbeck har indsendt ansøgning om godkendelse af Ebixa® til behandling af mild til moderat Alzheimers sygdom.

Ansøgningen er baseret på to kliniske undersøgelser, der understøtter Ebixas effekt, sikkerhed og bivirkningsprofil som monoterapi i behandlingen af patienter med mild til moderat Alzheimers sygdom. De to fase III-undersøgelser blev foretaget i henholdsvis USA og Europa og omfattede i alt 873 patienter med mild til moderat Alzheimers sygdom.

I øjeblikket er behandlingen af mild til moderat Alzheimers sygdom begrænset til den klasse af lægemidler, der betegnes acetylkolinesterasehæmmere (AChEI). En udvidelse af indikationen for Ebixa® vil give lægerne et effektivt lægemiddel til behandling af Alzheimers-patienter i alle stadier.

Den **11. oktober** fremlagde Lundbeck nye data på European College of Neuropsychopharmacology-konferencen (ECNP) i Stockholm, som viser, at Cipralex® (escitalopram) er effektiv og har en god bivirkningsprofil sammenlignet med placebo, og er signifikant mere effektiv end Paxil® (paroxetin) til behandling af generaliseret angst (GAD). Andelen af patienter, som opnåede remission ved undersøgelsens afslutning, var endvidere signifikant højere for Cipralex® (10 mg) gruppen end for både placebo og Paxil®.

Regnskabsberetning

Regnskabspraksis

Generelt:
Lundbeck aflægger årsregnskaber i overensstemmelse med årsregnskabslovens bestemmelser for klasse-D-virksomheder, International Financial Reporting Standards (IFRS), danske regnskabsvejledninger samt de krav, som Københavns Fondsbørs i øvrigt stiller til regnskabsaflæggelse for børsnoterede selskaber.

Ved regnskabsaflæggelsen følges de IFRS-standarder og -fortolkninger, som er gældende for regnskabsåret 2004.

Delrapporten omfatter alene koncernens tal.

Segmentoplysninger:
Selskabet beskæftiger sig udelukkende med forretningssegmentet lægemidler til behandling af sygdomme inden for centralnervesystemområdet, og der gives derfor ikke segmentoplysninger i delrapporten.

Omsætning

Lundbecks omsætning opgjort i lokale valutaer steg 12% i forhold til samme periode sidste år. Opgjort i danske kroner steg omsætningen med 2% til DKK 7.628 i forhold til samme periode sidste år.

Omsætningen i årets første 9 måneder indeholder en initial betaling på USD 70 mio. fra Merck & Co., Inc. for udvikling og kommercialisering af gaboxadol i USA. Korrigeret for denne betaling steg omsætningen 6% opgjort i lokale valutaer, og den faldt med 3% opgjort i danske kroner.

Lundbecks salg af Cipralex® udgjorde i årets første 9 måneder DKK 1.214 mio. mod DKK 375 mio. i samme periode sidste år, hvilket svarer til en stigning på 224%.

Salget af citalopram uden for USA udgjorde DKK 2.111 mio. i forhold til DKK 3.414 mio. i samme periode sidste år svarende til et fald på 38%.

Lundbecks salg af Ebixa® udgjorde i årets første 9 måneder DKK 496 mio. I samme periode sidste år var salget af Ebixa® DKK 164 mio., hvilket svarer til en stigning på 202%.

Lundbecks indtægter fra salg af Lexapro® i USA udgjorde DKK 1.803 mio. i forhold til DKK 1.407 mio. i samme periode sidste år svarende til en stigning på 28%.

Lundbecks indtægter fra salg af citalopram i USA udgjorde DKK 875 mio. mod DKK 1.353 mio. i samme periode sidste år svarende til et fald på 35%.

Ifølge Lundbecks regnskabspraksis indtægtsføres salget af både citalopram og escitalopram til Forest med den garanterede minimumspris på leveringstidspunktet. Ved udgangen af hvert kvartal reguleres det fakturerede beløb i henhold til den faktiske størrelse af de elementer, der indgår i den kontraktligt aftalte royaltyberegning. Forskellen mellem den fakturerede pris og minimumsprisen på Forests varebeholdninger optages som forudbetaling i balancen. Denne regnskabspraksis påvirker ikke Lundbecks pengestrømme. Forskellen mellem den tidligere indtægtsførte minimumspris og den endeligt beregnede afregningspris indtægtsføres, når Forest har solgt den pågældende mængde i USA. Samtidig reduceres forudbetalingsposten på balancen.

Forskellen mellem den fakturerede pris og minimumsprisen på Forests varebeholdninger udgjorde ved udgangen af september 2004 DKK 1.179 mio. mod DKK 1.604 mio. ved udgangen af september 2003, og DKK 1.748 mio. ved udgangen af 2003.

Salget af øvrige antidepressiva og antipsykotika udgjorde i åres første 9 måneder DKK 527 mio. mod DKK 541 mio. i samme periode sidste år.

Lundbecks øvrige omsætning udgjorde i årets første 9 måneder DKK 602 mio. inklusive indtægten på USD 70 mio. fra Merck & Co., Inc. Den øvrige omsætning udgjorde DKK 202 mio. i samme periode sidste år.

Lundbecks politik vedrørende valutahedging betyder, at valutakurstab og -gevinster på sikringstransaktioner henføres direkte til den transaktion, der er sikret. Sikring af selskabets valutaindtægter medfører, at disse reelt indregnes i regnskabet til terminskurserne, hvilket har en resultateffekt på DKK 202 mio. (DKK 258 mio. ved udgangen af 3. kvartal 2003), i forhold til at indtægterne var indregnet til periodens aktuelle kurser. Af den totale påvirkning hidrører DKK 203 mio. mod DKK 265 mio. i samme periode sidste år fra sikring af USD, som er henført til indtægterne fra salget af citalopram og Lexapro® i USA.

Pr. 30 september 2004 er der indgået valutatermins- og optionskontrakter til dækning af valutapengestrømme, primært i EUR og USD, der

modsvarer en værdi af ca. DKK 3,5 mia., hvoraf DKK 2,9 mia. behandles som hedgingkontrakter og DKK 0,6 mia. som tradingkontrakter. De gennemsnitlige hedgingkurser pr. 30. september 2004 udgjorde for EUR 745,42 og for USD 617,62. Udskudt resultatføring af valutagevinster, netto, udgjorde DKK 48 mio. pr. 30. september 2004 mod DKK 154 mio. pr. 30. september 2003 og DKK 200 mio. pr. 31. december 2003.

Den gennemsnitlige sikringskurs for de første 9 måneder af 2005 vil for USD udgøre ca. 615 med de eksisterende hedgingkontrakter. Den tilsvarende kurs i de første 9 måneder af 2004 udgjorde ca. 687.

Omkostninger

Lundbecks samlede omkostninger eksklusive finansielle poster og skat udgjorde i årets første 9 måneder DKK 5.287 mio. svarende til et fald på 5% i forhold til samme periode sidste år.

Produktionsomkostningerne udgjorde i årets første 9 måneder DKK 1.287 mio., hvilket er et fald på 2% i forhold til samme periode sidste år. Vareforbruget var i 3. kvartal 2004 påvirket af et større forbrug af dyrere råvarer indkøbt hos eksterne produktionssamarbejdspartnere samt i mindre omfang destruktion.

Distributionsomkostningerne udgjorde DKK 1.786 mio. svarende til et fald på 3% i forhold til samme periode sidste år. Faldet kan primært henføres til effekten af de gennemførte restruktureringer og effektiviseringer af salgsorganisationen. Der har i 2004 været et fortsat højt aktivitetsniveau i den internationale salgs- og marketingsorganisation i forbindelse med introduktionen af Cipralex® og Ebixa®.

Administrationsomkostningerne faldt med 5% til DKK 958 mio., hvilket primært skyldes effektiviseringer i de administrative funktioner i såvel salgsdatterselskaberne som i hovedkontoret i Valby.

Forsknings- og udviklingsomkostningerne udgjorde DKK 1.270 mio. mod DKK 1.413 i samme periode sidste år, svarende til et fald på 10%. Aktiviteterne har i 2004 primært været fokuseret på gennemførelse af fase-III undersøgelser vedrørende bifeprunox til behandling af skizofreni og gaboxadol mod søvnforstyrrelser samt fase-II undersøgelse vedrørende CEP-1347 til behandling af Parkinsons sygdom. Endvidere har der været afholdt betydelige omkostninger til Lundbecks fortsatte arbejde med videreudvikling af Cipralex® til behandling af nye indikationer. Forsknings- og udviklingsomkostningerne udgjorde 17% af omsætningen mod 19% i samme periode sidste år. Korrigeret for indtægten på USD 70

mio. fra Merck udgjorde forsknings- og udviklingsomkostningerne 18% af omsætningen.

Afskrivninger, der er inkluderet i de enkelte omkostningsgrupper, udgjorde DKK 431 mio. mod DKK 403 mio. i samme periode sidste år.

Finansielle poster

Samlet havde koncernen i årets første 9 måneder en finansiel nettoindtægt på DKK 21 mio. mod en nettoudgift på DKK 62 mio. i samme periode sidste år.

Urealiserede kurstab vedrørende andre kapitalandele eksklusive valutakursreguleringer udgjorde DKK 7 mio. i forhold til et urealiseret tab på DKK 76 mio. i samme periode sidste år.

Nettorenteindtægter udgjorde i perioden DKK 30 mio. mod DKK 9 mio. i samme periode sidste år.

Nettovalutaudgiften, der vedrører finansielle poster, udgjorde DKK 2 mio. i forhold til en indtægt på DKK 5 mio. i samme periode sidste år.

Indtægter og omkostninger vedrørende trading, det vil sige instrumenter, der ikke opfylder betingelserne for hedging, indregnes direkte under finansielle poster til markedsværdi. I årets første 9 måneder udgjorde beløbet en udgift på DKK 13 mio. mod en indtægt på DKK 94 mio. i samme periode sidste år.

Regnskabsmæssige omregninger af valutaposter udgjorde i perioden en indtægt på DKK 11 mio. mod en udgift på DKK 89 mio. i samme periode sidste år.

Skat

Skatteudgiften udgjorde i årets første 9 måneder DKK 806 mio. mod DKK 579 mio. i samme periode sidste år.

Den effektive skatteprocent udgjorde 34% mod 32% i samme periode sidste år.

Periodens resultat

Resultat af primær drift udgjorde DKK 2.341 mio. svarende til en stigning på 25% i forhold til samme periode sidste år. Eksklusive betalingen fra Merck på USD 70 mio. steg resultat af primær drift 2% i forhold til samme periode sidste år.

Resultat før skat udgjorde i årets første 9 måneder DKK 2.363 mio. mod DKK 1.810 mio. i samme periode sidste år. Resultat efter skat og minoritetsinteresser udgjorde DKK 1.566 mio. svarende til en stigning på 27% i forhold til samme periode sidste år. Korrigeret for indtægten fra Merck på USD 70 mio. steg resultat efter skat og minoritetsinteresser med 4% i forhold til samme periode sidste år.

Investeringer

Lundbecks samlede nettoinvesteringer udgjorde i årets første 9 måneder DKK 122 mio. mod DKK 1.124 mio. i samme periode sidste år. Det høje niveau i 2003 skyldtes hovedsageligt købet af det amerikanske forskningsselskab Synaptic Pharmaceutical Corporation.

Materielle og immaterielle anlægsinvesteringer, netto, udgjorde DKK 118 mio. Det tilsvarende beløb i samme periode sidste år var DKK 672 mio. eksklusive købet af Synaptic. Årets investeringer har primært fundet sted inden for produktionsområdet samt forsknings- og udviklingsområdet.

Investeringer i andre kapitalandele, netto, udgjorde DKK 4 mio. mod DKK -291 mio. i samme periode sidste år, hvor Lundbeck solgte selskabets beholdning af aktier i Cephalon, Inc.

Pengestrømme

Lundbecks pengestrømme fra driftsaktiviteter udgjorde i årets første 9 måneder DKK 1.916 mio. mod DKK 1.557 i samme periode sidste år. Stigningen skyldes et højere bidrag fra den primære drift.

Som følge af et højere likviditetsbidrag fra driften samt lavere nettoinvesteringer udgjorde det fri cash flow DKK 1.794 mio. mod DKK 434 mio. i samme periode sidste år, hvor købet af Synaptic påvirkede det fri cash flow med DKK -743 mio.

Pengestrømme fra finansieringsaktiviteter udgjorde i årets første 9 måneder DKK -880 mio. mod DKK -2 mio. i samme periode sidste år. Årets pengestrømme fra finansieringsaktivitet er væsentligt påvirket af

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

tilbagekøbet af egne aktier for DKK 400 mio. samt betaling af udbytte på DKK 409 mio.

I forbindelse med offentliggørelsen af resultatet for 2003 igangsatte Lundbeck et aktietilbagekøbsprogram for maksimalt DKK 400 mio. Programmet er afsluttet, og Lundbeck har købt 3.086.670 stk. aktier tilbage til en gennemsnitskurs på DKK 129,60 pr. aktie.

Lundbecks rentebærende nettolikviditet (selskabets beholdning af likvider og værdipapirer med fradrag af rentebærende gæld) udgjorde pr. 30. september DKK 1.747 mio. mod DKK 790 mio. på samme tid sidste år. Foruden den rentebærende nettolikviditet har Lundbeck uudnyttede kreditfaciliteter på DKK 2,7 mia., heraf DKK 2,3 mia. som garanterede.

Uudnyttede kreditfaciliteter består af trækningsrettigheder på koncernens pengeinstitutter (kassekreditter) samt garanterede lånetilsagn.

Egenkapital

Egenkapitalen udgjorde pr. 30. september 2004 DKK 7.547 mio. mod DKK 6.734 mio. pr. 30. september 2003 og DKK 6.914 mio. pr. 31. december 2003.

Udviklingen i egenkapitalen er vist i følgende oversigt:

Udvikling i egenkapitalen	DKK mio.
Egenkapital 1. januar 2004	**6.914**
Udloddet udbytte for 2003	(409)
Tilgang 2004 – udskudte kurstab på hedgingkontrakter	0
Afgang 2004 – realiseret kursgevinst vedrørende sikrede transaktioner overført til resultatopgørelsen og balancen	(152)
Udbetalinger vedrørende aktiebaserede ordninger	(29)
Kursregulering, associerede virksomheder	6
Køb af egne aktier, netto	(399)
Skat af periodens egenkapitalposteringer	50
Periodens resultat	1.566
Egenkapital 30. september 2004	**7.547**

Egenkapitalforrentningen udgjorde i årets første 9 måneder 21,7% mod 19,6% i samme periode sidste år.

Incitamentsordninger

I 1999 introducerede Lundbeck en aktieoptionsordning for selskabets ledelse og ledende medarbejdere, en medarbejderaktieordning for medarbejderne i de danske selskaber og en aktiekursbaseret ordning for medarbejderne i de udenlandske selskaber. Herudover blev der i 2002 etableret en ny optionsordning for ledende medarbejdere og nøglemedarbejdere, en medarbejderaktieordning for medarbejderne i danske og enkelte udenlandske selskaber samt en aktiekursbaseret ordning for medarbejderne i de øvrige udenlandske selskaber. I 2004 blev der tildelt en tegningsoptionsordning (warrants) til selskabets direktion og en række nøglemedarbejdere i selskabet og dets ikke-amerikanske datterselskaber samt en ny aktiekursbaseret ordning (Stock Appreciation Rights) for nøglemedarbejdere i koncernens amerikanske selskaber. Bestyrelsen er ikke omfattet af aktieoptionsordningerne.

Aktieoptionsordning for selskabets ledelse (1999):
Er udløbet den 30. september 2004.

Aktiekursbaseret ordning for medarbejdere i udenlandske selskaber (1999):
Som følge af betingelserne vedrørende ordningen svarede værdien af ordningen inklusive tilknyttede sociale udgifter til 395.237 aktier pr. 30. september 2004.

Aktieoptionsordning for nøglemedarbejdere (2002):
Er udløbet den 31. august 2004.

Aktiekursbaseret ordning for medarbejdere i udenlandske selskaber (2002):
Som følge af betingelserne vedrørende ordningen svarede værdien af ordningen inklusive tilknyttede sociale udgifter til 296.851 aktier pr. 30. september 2004.

Tegningsoptionsordning for nøglemedarbejdere (2004):
Selskabet har fået bemyndigelse til at tildele 2.700.000 optioner a DKK 5. Pr. 30. september 2004 er der tildelt 2.546.070 optioner. Ordningen omfatter ca. 1.100 medarbejdere i ind- og udland.

Aktiekursbaseret ordning for medarbejdere i amerikanske selskaber (2004):
Som følge af betingelserne vedrørende ordningen svarede værdien af ordningen inklusive tilknyttede sociale udgifter til 145.150 aktier pr. 30. september 2004.

Afdækning af forpligtelser vedrørende incitamentsordninger:
Til sikring og gennemførelse af incitamentsordningerne erhvervede selskabet 2.740.000 stk. egne aktier til en samlet anskaffelsessum på DKK 137,9 mio.
Beholdningen af egne aktier udgjorde 5.366.351 stk. pr. 30. september 2004.

Regnskabsmæssig behandling af incitamentsordningerne:
Forpligtelsen vedrørende incitamentsordningerne udgjorde pr. 30. september 2004 DKK 48 mio. mod DKK 113 mio. pr. 30. september 2003. Forpligtelsen medtages ikke i balancen. Udbetalinger vedrørende disse ordninger føres på egenkapitalen.

Udnyttelsesperioden for den seneste optionsordning spænder fra 9. december 2004 til 30. august 2007. Forpligtelsen er opgjort som om optionerne kunne være udnyttet pr. 30. september 2004.
Beholdningen af egne aktier, som er erhvervet dels til sikring og gennemførelse af incitamentsordningerne og dels som led i aktietilbagekøbsprogrammet er fratrukket egenkapitalen. Børsværdien pr. 30. september 2004 udgjorde DKK 584 mio. mod DKK 275 mio. pr. 30. september 2003.

Antal medarbejdere

Ved udgangen af september 2004 havde Lundbeck 5.012 fuldtidsansatte medarbejdere, hvilket er 575 færre end ved udgangen af september 2003 og 305 færre end ved udgangen af 2003. Faldet i antal fuldtidsansatte afspejler effekten af ledelsens fokusering på effektivisering af især produktionen samt tilpasning af medarbejderstaben i koncernens øvrige funktioner.

Aktionærer

LFI A/S, som er 100% ejet af Lundbeckfonden, har som den eneste aktionær i Lundbeck offentliggjort, at de ejer mere end 5% af aktiekapitalen.

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Fondsbørsmeddelelser 1. januar - 30. september 2004

Nr.	Dato	Emne
139	28. oktober 2004	Generisk citalopram godkendt i USA
138	21. oktober 2004	Lundbeck indsender ansøgning om godkendelse af Ebixa® til behandling af mild til moderat Alzheimers sygdom
137	11. oktober 2004	Cipralex® er bedre end Paxil® og adskiller sig signifikant fra placebo i behandlingen af generaliseret angst
136	20. september 2004	Opgørelse over insideres aktiebesiddelser i H. Lundbeck A/S
135	17. august 2004	Delrapport for perioden 1. januar - 30. juni 2004
134	1. juli 2004	Lundbeck's beholdning af egne aktier
133	28. juni 2004	Lundbeck og Merck udvider aftalen om udvikling og kommercialisering af gaboxadol til at omfatte Japan
132	28. maj 2004	Opgørelse over insideres aktiebesiddelser i H. Lundbeck A/S
131	10. maj 2004	Delrapport for perioden 1. januar - 31. marts 2004
130	28. april 2004	Nyt forsøg fremhæver Ebixa®s positive effekt på hjerneaktiviteten hos patienter med mild til moderat Alzheimers sygdom
129	28. april 2004	Cipralex® introduceret i Spanien
128	20. april 2004	Tidlig behandling med rasagilin kan muligvis forsinke progressionen af Parkinsons sygdom
127	1. april 2004	Solvay Pharmaceuticals og Wyeth i samarbejde om udvikling og markedsføring af bifeprunox i USA
126	30. marts 2004	H. Lundbeck A/S afholdt den 30. marts 2004 ordinær generalforsamling i Bella Center

125	29. marts 2004	Opgørelse over insideres aktiebesiddelser i H. Lundbeck A/S
124	12. marts 2004	Indkaldelse til generalforsamling 2004
123	10. marts 2004	Årsregnskabsmeddelelse for perioden 1. januar-31. december 2003
122	10. februar 2004	Lundbeck og Merck & Co., Inc. indgår samarbejde om udvikling og kommercialisering af stoffet gaboxadol til behandling af søvnforstyrrelser i USA
121	29. januar 2004	Finanskalender 2004
120	7. januar 2004	Nye data vedr. Ebixa® til behandling af mild til moderat Alzheimers sygdom

Med venlig hilsen
H. Lundbeck A/S

Flemming Lindeløv
Bestyrelsesformand

Claus Bræstrup
Koncernchef, adm. dir.

Udsagnene om fremtiden i denne regnskabsmeddelelse afspejler ledelsens nuværende forventning til visse fremtidige begivenheder og økonomiske resultater. Disse er ifølge sagens natur forbundet med usikkerhed, og de opnåede resultater kan derfor afvige væsentligt fra de anførte forventninger. Endvidere er visse forventninger baseret på formodninger om fremtidige begivenheder, som kan vise sig at være ukorrekte.

Henvendelser fra investorer:
- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

Henvendelser fra pressen:
- Helle Hedegaard Juhl, Media Relations Officer, på telefon 36 43 41 68

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.000.

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Bilag 1

HOVED- OG NØGLETAL
1. januar - 30. September 2004

Koncern

	2004 9 mdr DKK mio.	2003 9 mdr DKK mio.	Ændring i %	2004 9 mdr EUR mio. *
HOVEDTAL				
Nettoomsætning	7.628,1	7.455,6	2	1.025,1
Resultat af primær drift	2.341,1	1.875,0	25	314,6
Finansielle poster, netto	21,4	(62,1)	134	2,9
Resultat før skat	2.363,1	1.810,2	31	317,6
Skat	805,8	579,3	39	108,3
Periodens resultat efter minoritetsinteresser	1.565,9	1.231,3	27	210,4
Egenkapital	7.547,2	6.733,9	12	1.014,2
Aktiver i alt	11.004,2	10.525,3	5	1.478,7
Cashflow fra drifts- og investeringsaktivitet	1.794,3	433,6	314	241,1
NØGLETAL **				
Overskudsgrad (%)	30,7	25,1	22	30,7
Afkastningsgrad (%)	31,2	29,4	6	31,2
Forsknings- og udviklingsomkostninger i % af omsætningen	16,6	18,9	-12	16,6
Egenkapitalforrentning (%)	21,7	19,6	10	21,7
Egenkapitalandel (%)	68,6	64,0	7	68,6
AKTIEDATA ***				
Resultat pr. aktie (EPS)	6,81	5,32	28	0,92
Cashflow pr. aktie	8,33	6,73	24	1,12
Indre værdi pr. aktie	33,05	29,10	14	4,44
Markedsværdi (mio.)	25.426	27.626	-8	3.417
Price / Earnings	15,97	22,21	-28	15,97
Price / Cashflow	13,05	17,56	-26	13,05
Kurs / Indre værdi	3,29	4,06	-19	3,29

* Resultatopgørelsens poster omregnes til EUR til periodens gennemsnitlige valutakurser (1. januar - 30. september 2004, kurs 744,15).
Balancen er omregnet til statusdagens kurs (30. september 2004, kurs 744.16).

** Beregningen af nøgletal følger Den Danske Finansanalytikerforenings "Anbefalinger og nøgletal 1997" (4. rev udgave).

*** Nøgletal hvori antal aktier indgår, er beregningsprincippet ændret, således at Lundbecks egne aktier ikke længere indgår i beregningen.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Bilag 2

RESULTATOPGØRELSE
1. januar - 30. september 2004
Koncern

	2004 9 mdr. DKK mio.	2003 9 mdr. DKK mio.	Ændring i %	2003 Hele året DKK mio.
Nettoomsætning	7.628,1	7.455,6	2	9.941,0
Produktionsomkostninger	1.287,0	1.308,6	-2	1.759,2
Distributionsomkostninger	1.786,3	1.840,0	-3	2.485,5
Administrationsomkostninger	957,7	1.010,2	-5	1.616,8
RESULTAT FØR FORSKNINGSOMKOSTNINGER	**3.597,1**	**3.296,8**	9	**4.079,5**
Forsknings- og udviklingsomkostninger	1.270,0	1.412,5	-10	1.932,7
RESULTAT FØR ANDRE DRIFTSPOSTER	**2.327,1**	**1.884,3**	24	**2.146,8**
Andre driftsindtægter/(-udgifter)	14,0	(9,3)	250	(14,7)
RESULTAT AF PRIMÆR DRIFT	**2.341,1**	**1.875,0**	25	**2.132,1**
Resultatandele, associerede virksomheder	0,6	(2,7)	123	(3,9)
Finansielle poster, netto	21,4	(62,1)	134	(75,5)
RESULTAT FØR SKAT	**2.363,1**	**1.810,2**	31	**2.052,7**
Skat af periodens resultat	805,8	579,3	39	678,6
PERIODENS RESULTAT FØR MINORITETSINTERESSER	**1.557,3**	**1.230,9**	27	**1.374,1**
Minoritetsinteressernes resultatandele	8,6	0,4	2.059	3,1
PERIODENS RESULTAT	**1.565,9**	**1.231,3**	27	**1.377,2**
Resultat pr. aktie (EPS) *	6,81	5,32		5,95

* Nøgletal hvori antal aktier indgår, er beregningsprincippet ændret, således at Lundbecks egne aktier ikke længere indgår i beregningen.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Bilag 3

BALANCE
30. September 2004
Koncern

	30.9.2004 DKK mio.	30.9.2003 DKK mio.	31.12.2003 DKK mio.
AKTIVER			
Immaterielle anlægsaktiver	1.722,1	1.611,4	1.890,0
Materielle anlægsaktiver	3.480,1	3.549,1	3.620,7
Finansielle anlægsaktiver	278,5	304,8	445,9
Anlægsaktiver i alt	**5.480,7**	**5.465,3**	**5.956,6**
Varebeholdninger	1.232,4	1.228,2	1.334,5
Tilgodehavender	2.040,0	2.540,8	2.430,3
Andre værdipapirer	1.845,6	460,1	810,3
Likvide beholdninger	405,5	830,9	523,6
Omsætningsaktiver i alt	**5.523,5**	**5.060,0**	**5.098,7**
Aktiver i alt	**11.004,2**	**10.525,3**	**11.055,3**
PASSIVER			
Selskabskapital	1.168,7	1.168,7	1.168,7
Overført resultat	6.378,5	5.565,2	5.745,7
Egenkapital	**7.547,2**	**6.733,9**	**6.914,4**
Minoritetsinteresser	**9,9**	**(0,1)**	**7,4**
Hensættelser	**426,0**	**69,7**	**344,3**
Langfristet gæld	**392,4**	**388,3**	**380,4**
Bank- og prioritetsgæld	111,5	112,6	165,6
Leverandørgæld	425,7	480,1	671,3
Forudbetalinger	1.178,5	1.603,8	1.747,8
Anden gæld	913,0	1.137,0	824,1
Kortfristet gæld	**2.628,7**	**3.333,5**	**3.408,8**
Gæld i alt	**3.021,1**	**3.721,8**	**3.789,2**
Passiver i alt	**11.004,2**	**10.525,3**	**11.055,3**

H. Lundbeck A/S

Ottiliavej 9 Tlf +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Bilag 4

PENGESTRØMSOPGØRELSE
1. januar - 30. September 2004

Koncern

	2004 9 mdr. DKK mio.	2003 9 mdr. DKK mio.	2003 Hele året DKK mio.
Pengestrømme fra driftsaktivitet	1.916,3	1.557,4	1.899,6
Pengestrømme fra investeringsaktivitet	(122,0)	(1.123,8)	(1.478,5)
Pengestrømme fra drifts- og driftsaktivitet	**1.794,3**	**433,6**	**421,1**
Pengestrømme fra finansieringsaktivitet	(879,5)	(2,3)	55,0
Ændring i likvider	**914,8**	**431,3**	**476,1**
Likvider 1.1.	1.333,9	861,4	861,4
Periodens urealiserede kursreguleringer	2,4	(1,7)	(3,6)
Årets ændring	914,8	431,3	476,1
Likvider ultimo perioden	**2.251,1**	**1.291,0**	**1.333,9**

Den rentebærende nettolikviditet kan opgøres således:

Likvide beholdninger og værdipapirer ekskl. egne aktier	2.251,1	1.291,0	1.333,9
Rentebærende gæld	(503,9)	(500,9)	(546,0)
Rentebærende nettolikviditet ultimo perioden	**1.747,2**	**790,1**	**787,9**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Bilag 5

RESULTATOPGØRELSE
1. januar - 30. september 2004
Koncern

	2004 1. kvartal DKK mio.	2004 2. kvartal DKK mio.	2004 3. kvartal DKK mio.	2004 9 mdr. DKK mio.
Nettoomsætning	2.893,4	2.325,1	2.409,6	7.628,1
Produktionsomkostninger	423,5	392,1	471,4	1.287,0
Distributionsomkostninger	620,2	621,8	544,3	1.786,3
Administrationsomkostninger	336,1	296,2	325,4	957,7
RESULTAT FØR FORSKNINGSOMKOSTNINGER	**1.513,6**	**1.015,0**	**1.068,5**	**3.597,1**
Forsknings- og udviklingsomkostninger	415,4	452,9	401,7	1.270,0
RESULTAT FØR ANDRE DRIFTSPOSTER	**1.098,2**	**562,1**	**666,8**	**2.327,1**
Andre driftsindtægter/(-udgifter)	(3,5)	15,6	1,9	14,0
RESULTAT AF PRIMÆR DRIFT	**1.094,7**	**577,7**	**668,7**	**2.341,1**
Resultatandele, associerede virksomheder	0,9	2,3	(2,6)	0,6
Finansielle poster, netto	16,3	(8,1)	13,2	21,4
RESULTAT FØR SKAT	**1.111,9**	**571,9**	**679,3**	**2.363,1**
Skat af periodens resultat	366,9	188,7	250,2	805,8
PERIODENS RESULTAT FØR MINORITETSINTERESSER	**745,0**	**383,2**	**429,1**	**1.557,3**
Minoritetsinteressernes resultatandele	2,2	1,9	4,5	8,6
PERIODENS RESULTAT	**747,2**	**385,1**	**433,6**	**1.565,9**
Resultat pr. aktie (EPS) *	3,23	1,67	1,89	6,81

* Nøgletal hvori antal aktier indgår, er beregningsprincippet ændret, således at Lundbecks egne aktier ikke længere indgår i beregningen.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

18 November 2004

Release No 141

Azilect® (rasagiline) recommended for approval in the EU

H. Lundbeck A/S and Teva Pharmaceutical Industries Ltd. announced today that the Committee for Medicinal Products for Human use (CHMP) of the European Medicines Agency (EMEA) has issued a positive opinion recommending approval of Azilect® (rasagiline) for the treatment of Parkinson's disease both as initial monotherapy in patients with early Parkinson's disease (PD) and as adjunct treatment in moderate-to-advanced disease.

Following this recommendation, final marketing authorization covering European Union (EU) countries, is expected to be granted by the European Commission in the first quarter of 2005.

Upon approval, Lundbeck and Teva will launch rasagiline in the EU under the brand name Azilect®.

"We are extremely pleased to have received the Committee's positive recommendation, which is a significant step towards Azilect® becoming an important new treatment option in the EU for patients suffering from Parkinson's disease," said Israel Makov, President and CEO of Teva. He added: "This achievement reflects the strength of the collaboration between Teva and Lundbeck and we look forward to continued success in the launch and co-promotion of Azilect® in the first half of next year."

The CHMP, comprised of regulators from the EU countries, based its positive opinion on the review of a comprehensive data package supporting the efficacy and safety of rasagiline, collected from studies that enrolled over 1,600 patients in all stages of the disease. In early PD, Azilect® monotherapy showed significant improvement in motor symptoms and quality of life. In advanced PD, Azilect® significantly reduces daily 'off' time thereby improving the disabling motor fluctuations associated with advanced stages of the disease.

"Azilect® provides a new opportunity for people suffering from PD by offering a treatment that significantly improves PD symptoms throughout the course of the disease," said Claus Bræstrup, President & CEO of Lundbeck. "Azilect® is of strategic importance to Lundbeck as it constitutes the Company's first launch of a treatment for Parkinson's disease thereby expanding its presence within the neurology area".

About Azilect®

Azilect® is a novel, potent, second-generation, selective, irreversible monoamine oxidase type-B (MAO-B) inhibitor that blocks the breakdown of dopamine, a substance in the brain needed to facilitate movement.

The development of rasagiline is part of a long-term alliance for co-development in Parkinson's disease and European marketing between Lundbeck and Teva.

Azilect® is a joint development of Teva and the Technion – Israel institute of Technology.

About Parkinson's disease

Parkinson's disease is a chronic, progressive neurodegenerative condition. The exact cause of PD is not known and is believed to be multifactorial involving genes, environmental factors and aging.

Symptoms include tremor, slowness of movement, stiffness, gait and posture problems. As the disease progresses, symptoms worsen, the patient is likely to experience motor complications. Eventually, the disease impairs the patient's ability to function.

PD affects men and women equally, and an estimated four million people worldwide suffer from the disease. The disease typically occurs at a late age, affecting approx. 1% of the population over the age of 65. It is estimated that well over one million people in the EU suffer from PD. In 2003, the worldwide sales for PD drugs reached USD 2.2 billion with approximately 40% of this in Europe.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2004.

Lundbeck contacts:

Investor contact

- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.

Media contact

- Helle Hedegaard Juhl, Media Relations Officer, tel +45 36 43 41 68.

Teva contacts:

- Dan Suesskind, Chief Financial Officer, Teva Pharmaceutical Industries Ltd., tel +972-2-589-2840

- Bill Fletcher, President and CEO, Teva North America, tel +1 215 591-8800

- Dorit Meltzer Director, Investor Relations, Teva Pharmaceutical Industries Ltd., tel +972-3-926-7554

Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA), headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90 percent of Teva's sales are in North America and Europe.
Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,000.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

18 . november 2004

Meddelelse nr. 141

Anbefaling om godkendelse af Azilect® (rasagilin) i EU

H. Lundbeck A/S og Teva Pharmaceutical Industries Ltd. har i dag offentliggjort, at Udvalget for Humanmedicinske Lægemidler (CHMP) under Det Europæiske Lægemiddelagentur (EMEA) har udstedt en positiv erklæring, hvori de anbefaler en godkendelse af Azilect® (rasagilin) til behandling af Parkinsons sygdom både som indledende monoterapi for patienter med Parkinsons i det tidlige stadie samt som en supplerende behandling i moderat til fremskreden Parkinsons.

Oven på denne anbefaling forventer vi, at Europakommissionen vil give den endelige markedsføringstilladelse for alle EU-lande i 1. kvartal 2005.

Når godkendelsen foreligger, vil Lundbeck og Teva lancere rasagilin i EU under varemærket Azilect®.

"Vi er utroligt glade for, at udvalget har givet en positiv anbefaling, da dette er et betydningsfuldt skridt imod at markedsføre Azilect® som en vigtig ny behandlingsmulighed i EU for patienter, der lider af Parkinsons sygdom", udtaler Israel Makov, administrerende direktør for Teva. Han tilføjer: "Denne bedrift afspejler styrken i samarbejdet mellem Teva og Lundbeck og vi ser nu frem til at fortsætte succesen ved at lancere og sammen markedsføre Azilect® i første halvår 2005."

CHMP, som består af folk fra tilsynsmyndighederne i EU-landene, har baseret sin positive vurdering på en gennemgang af en lang række data, der understøtter rasagilins behandlingseffekt og sikkerhed. Disse data stammer fra undersøgelser, hvor der deltog over 1.600 patienter i alle stadier af sygdommen. I tidlig Parkinsons sygdom viste monoterapi med Azilect® en væsentlig forbedring i de motoriske symptomer og livskvalitet. I fremskreden Parkinsons sygdom reducerede Azilect® i væsentlig grad den daglige "off"-periode og mindskede således de invaliderende motoriske fluktuationer, der er forbundet med sygdommens fremskredne stadier.

"Azilect® giver en ny mulighed for de mennesker, der lider af Parkinsons sygdom ved at tilbyde en behandling, som i væsentlig grad forbedrer sygdoms-symptomerne i alle sygdommens stadier", udtaler Lundbecks koncernchef dr. Claus Bræstrup. "Azilect® er et strategisk vigtigt produkt for Lundbeck, da det er selskabets første lægemiddel til behandling af Parkinsons sygdom og således kan hjælpe med til at styrke vores position på det neurologiske område".

Om Azilect®

Azilect® er en ny, potent, andengenerations, selektiv irreversibel monoaminoxidase type-B (MAO-B)-hæmmer, som blokerer nedbrydningen af dopamin, som er et stof i hjernen, der bruges til kontrol af bevægelser.

Udviklingen af rasagilin er en del af en langsigtet alliance om co-udvikling inden for Parkinsons sygdom og markedsføring i Europa mellem Lundbeck og Teva.

Rasagilin er udviklet i et samarbejde mellem Teva og Technion – Israel Institute of Technology.

Om Parkinsons sygdom

Parkinsons sygdom er en kronisk, fremadskridende, neurodegenerativ tilstand. Den præcise årsag til Parkinsons sygdom er ukendt, og sygdommen menes at skyldes flere faktorer, herunder gener, miljømæssige faktorer og aldring.

Symptomerne omfatter rysten, langsomme bevægelser, stivhed samt gang- og balanceproblemer. Efterhånden som sygdommen skrider frem, forværres symptomerne, og patienten vil sandsynligvis opleve motoriske problemer. I sidste ende svækker sygdommen patientens funktionsevne.

Sygdommen rammer begge køn ligeligt, og det anslås, at der på verdensplan er ca. 4 mio. mennesker, der lider af Parkinsons sygdom. Sygdommen optræder typisk i en sen alder og rammer ca. 1% af befolkningen over 65 år. Det anslås at mere end en million mennesker i EU lider af Parkinsons sygdom. I 2003 nåede salget af lægemidler til behandling af Parkinsons sygdom i hele verden USD 2,2 mia. Heraf var ca. 40% af dette salg placeret i Europa.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2004.

Lundbeck kontakt:

Henvendelser fra investorer:

- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

Henvendelser fra pressen:

- Helle Hedegaard Juhl, Media Relations Officer, på telefon 36 43 41 68

Teva kontakt:

- Dan Suesskind, Chief Financial Officer, Teva Pharmaceutical Industries Ltd., på telefon + 972-2-589-2840
- Bill Fletcher, President and CEO, Teva North America, på telefon +1 215 591-8800
- Dorit Meltzer Director, Investor Relations, Teva Pharmaceutical Industries Ltd., på telefon +972-3-926-7554

Teva Pharmaceutical Industries Ltd., der har hovedkvarter i Israel, er blandt verdens 25 førende farmaceutiske virksomheder og en af verdens største producenter af generiske lægemidler. Virksomheden udvikler, fremstiller og markedsfører generiske og innovative lægemidler til mennesker samt aktive farmaceutiske ingredienser. Omtrent 90% af Tevas omsætning genereres i Nordamerika og Europa. Tevas innovative F&U er koncentreret omkring udviklingen af nye lægemidler til behandling af sygdomme i centralnervesystemet.

H. Lundbeck A/S er en international medicinalvirksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.000.